SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                                (Name of Issuer)

                     Common Stock,$.001 par value per share
                         (Title of Class of Securities)

                                   855156 30 3
                                 (CUSIP Number)

                                Stephen Sternbach
                             Chief Executive Officer
                         Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                                    Suite 302
                          Huntington Station, NY 11746
                                 (631) 423-6689

                                February 5, 2002
             (Date of Event which Requires Filing of this Statement)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156 30 3
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Matthew Solof
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        83,644
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               83,644
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      113,646
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.48%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1. Security and Issuer:        Common Stock,$.001 par value per share
                                           Star Multi Care Services, Inc.
                                           Suite 302
                                           33 Walt Whitman Road
                                           Huntington Station, NY 11746

Item 2. Identity and Background

Item 2(a)   Matthew Solof

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            c/o Landco Mortgage Bankers
            Suite 3009
            2116 Merrick Avenue
            Merrick, NY 11566

Item 2(c)   President
            Landco Mortgage Bankers
            Suite 3009
            2116 Merrick Avenue
            Merrick, NY 11566

Item 2(d)   No

Item 2(e)   No

Item 2(f)   USA

Item 3      Source and Amount of Funds or Other Consideration

            Mr. Solof made open market purchases utilizing his own personal funds. His purchases amounted to:

            2/5/02               25,000 shares                 $10,000
            2/8/02               25,000 shares                 $10,000
            2/11/02              21,500                        $ 8,600
                                                               -------
                                                     Total     $28,600

Item 4      Purpose of Transaction

            The purpose of the transaction was to acquire the shares for his own personal investment account.

Item 5. Interest in Securities of the Issuer.

            113,646 or 11.48% of the outstanding shares of the Issuer. This includes options to purchase 30,002 shares of common stock of the Issuer that is exercisable within 60 days hereof.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Mr. Solof is a member of the Board of Directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Matthew Solof                     February 27, 2002
    -----------------
    Matthew Solof